UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 001-38710

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CORTEVA, INC. GLOBAL OMNIBUS EMPLOYEE STOCK PURCHASE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

 Corteva, Inc.
9330 Zionsville Road
Indianapolis, Indiana 46268

CORTEVA, INC. GLOBAL OMNIBUS EMPLOYEE STOCK PURCHASE PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of Corteva, Inc. Global Omnibus Employee Stock Purchase Plan

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of the Corteva, Inc. Global Omnibus Employee Stock Purchase Plan (the “Plan”) as of December 31, 2021, and the related statement of operations and changes in plan equity for the year ended December 31, 2021, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Plan as of December 31, 2021, and the results of its operations and changes in plan equity for the year ended December, 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 27, 2022

We have served as the Plan’s auditor since 2022.

CORTEVA, INC. GLOBAL OMNIBUS EMPLOYEE STOCK PURCHASE PLAN

STATEMENT OF FINANCIAL CONDITION

December 31, 2021
Assets:
Participant contributions due from Corteva Inc.	$113,595
Total assets	$113,595

Liabilities:
Refunds due to participants	$113,595
Total liabilities	$113,595

Plan equity	$—
Total liabilities and plan equity	$113,595

See Notes to the Financial Statements beginning on page 4.

CORTEVA, INC. GLOBAL OMNIBUS EMPLOYEE STOCK PURCHASE PLAN

STATEMENT OF OPERATIONS AND CHANGES IN PLAN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

2021
Additions:
Participants’ contributions	$17,447,475
Employer's contributions	2,945,144
Total additions	20,392,619

Deductions:
Purchases of Corteva Inc. common stock	19,634,292
Participant refunds	758,327
Total deductions	20,392,619

Net change in plan equity	—

Plan equity:
Beginning of year	—
End of year	$—

See Notes to the Financial Statements beginning on page 4.

CORTEVA, INC. GLOBAL OMNIBUS EMPLOYEE STOCK PURCHASE PLAN

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF THE PLAN

The following description of the Corteva, Inc. Global Omnibus Employee Stock Purchase Plan (the "Plan") is provided for general purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. In the event there is a conflict between the Plan document and other Plan materials, the provisions of the Plan document prevail.

General
On April 28, 2020 the shareholders of Corteva Inc. (“the Company”) approved the adoption of the Plan. The Plan allows eligible employees an opportunity to obtain a proprietary interest in the continued growth and prosperity of the Company through ownership of shares of the Company’s common stock ("Common Stock") during an offering period, which shall not exceed six months in duration ("Offering Period"). The Plan became effective on January 1, 2021. A total of 5,000,000 shares of the Company’s Common Stock have been reserved for issuance under the Plan. As of December 31, 2021, there were 4,570,581 shares available for purchase under the Plan.

Administration
The Plan Administrator is the Employee Stock Purchase Plan ("ESPP") Committee (the "Committee"), whose members are appointed by the Company's Board of Directors. The Committee has broad administrative authority over the Plan, including (i) all questions regarding the interpretation of the Plan; (ii) any form of agreement or other document employed by the Company in the administration of the Plan; and (iii) any purchase rights granted under the Plan. The Committee also has responsibility for determining all relevant terms and conditions of the purchase rights granted to employees. The Committee may assign any of its administrative tasks and authorities set forth under the Plan to officers, employees or third-party vendors. Bank of America, N.A. (“Bank of America”) has been designated by the Committee to provide recordkeeping and participant services.

Participation
All active and regular employees of the Company, and certain designated subsidiaries of the Company, who have satisfied a service requirement of at least 90 days, and do not own (or have a right to acquire) five percent or more of the total combined voting power or value of all classes of the Company’s stock are eligible to participate in the Plan. Participation in the Plan is voluntary for Eligible Employees.

Participant Contributions
Eligible employees may participate in the Plan by authorizing the Company to make payroll deductions in a fixed dollar amount or as a percentage of compensation. For the year ended December 31, 2021, payroll deductions were made as a percentage of compensation. The minimum amount of a participant’s contributions for each pay period is $25, and the maximum amount a participant may contribute for each offering period is $12,500. No interest is paid on a participant’s contributions to the Plan. The Plan Administrator may change the designated enrollment amount, minimum contribution amount and/or contribution limits for an Offering Period and may establish these amounts and/or contribution limits as a percentage of a participant’s compensation. Contributions by participant’s in countries outside of the United States where payroll deductions are prohibited under local law shall be permitted to make contributions to the Plan for the purchase of shares of Common Stock through such other form(s) of contribution as may be designated by the Committee and permitted under local law.

A participant may elect to change the amount of payroll deductions during an Offering Period by submitting an amended enrollment agreement to the Committee, which shall become effective as soon as reasonably practicable following the Committee’s receipt of such amended enrollment agreement.

Employer Contributions
The employer contribution is calculated as the difference between the lower of the fair market value of a share of Common Stock on the Offering Date or Purchase Date and the discounted Purchase Price paid by each participant for that Offering Period multiplied by the number of shares purchased for the Offering Period.

Participant Accounts
The Plan’s record-keeper maintains a broker account in the name of each participant to which each participant’s contributions are recorded. As soon as practicable after each purchase date, the shares purchased by each participant are deposited into the participant’s brokerage account. Shares issued under the Plan to a participant may not be sold, transferred, or assigned by the participant for a period of 12 months after the purchase date (“Required Holding Period”). The Required Holding Period shall lapse upon a participant’s death, disability, retirement, involuntary termination, or approval of a participant’s request for a hardship withdrawal.

Purchases
The Plan allows participants to purchase Common Stock at the lower of 85% of the fair market value of a share of Common Stock on the offering date or 85% of the fair value of a share of Common Stock on the purchase date, except as otherwise established by the Committee. The initial offering period under the Plan began on January 1, 2021 and ended June 30, 2021. The Plan had two Offering Periods for the year ended December 31, 2021, which operated during separate consecutive six-month periods ending on June 30 and December 31 respectively, with offering dates being on the first trading day of each Offering Period. All shares acquired are subject to the Company’s incentive compensation clawback or recoupment policy that is in effect or as may be adopted by the Company, which may be amended from time to time. Shares of the Company’s Common Stock purchased under the Plan for the year ended December 31, 2021 on behalf of the participants was 429,419 shares.

Withdrawals
A participant may voluntarily withdraw from the Plan at any time and receive a refund of all payroll deductions credited to the participant’s account that have not been applied toward the purchase of shares of Common Stock. Participants who withdraw from the Plan are prohibited from resuming participation for the same offering period, but may participate in any subsequent offering period.

Termination of Employment
In the event a participant’s employment is terminated for any reason during the Offering Period, including death, disability or retirement, or a participant is no longer an eligible employee, the participants rights under any offering under the Plan will terminate immediately. Contributions credited to the participant’s account since the last Purchase Date will be returned to the participant, or, in the case of the participant’s death, to the participant’s legal representative, as soon as practicable.

Administrative Expenses
All expenses incurred in connection with the operation and administration of the Plan shall be paid by the Company.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate, suspend or amend the Plan. The termination, suspension or amendment of the Plan will not affect elections already accepted by the Company and would be subject to the approval of the shareholders of the Company to the extent required under applicable law. The Plan and all rights of employees, if not terminated earlier, shall terminate at the close of any Offering Period; or upon issuance of all shares of Common Stock authorized for issuance under the Plan.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of contributions and deductions during the reporting period.  Actual results could differ from those estimates.
Stock Purchases
Stock purchases and the related allocation to participants’ accounts are recorded as of the trade date.

NOTE 3 — RELATED PARTY TRANSACTIONS

Related party transactions include purchases of Common Stock. Shares of the Company's Common Stock purchased under the Plan for the year ended December 31, 2021, was 429,419 shares, which were valued at $19,634,292.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company.

NOTE 4 — FEDERAL TAX STATUS

The Plan is intended to constitute an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code (the "Code"). Issuance of shares under this Plan is not intended to result in taxable income to participants in the Plan based on provisions of the Code, however, when shares of Common Stock purchased through the Plan are sold by an employee, income taxes on any gain or loss become due from the employee. The Company believes that the Plan has been operated in accordance with applicable requirements of Section 409 of the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2021, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Unless payroll deductions are prohibited by applicable law, employee contributions are made with after tax payroll deductions. With respect to parties subject to U.S. tax laws, contributions will be included in gross pay for federal income tax purposes in the year the amounts would have been paid to the employee if they had not been contributed to the Plan. At the end of each Offering Period, the contributions will be used to purchase shares at a 15% discount. For U.S. tax purposes, the value of this discount is considered taxable income to the participant and is subject to federal income tax and employment (FICA) tax withholding.

NOTE 5 — SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 27, 2022, the date the financial statements were available to be issued, and has determined that no additional material events occurred which require recognition or disclosure in the financial statements.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Corteva, Inc. Global Omnibus Employee Stock Purchase Plan

/s/ Jennifer Sloan
Jennifer Sloan
Vice President, Total Rewards
June 27, 2022